UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 1)

EMULEX CORPORATION
(Name of Subject Company (Issuer))

FIJI ACQUISITION CORPORATION
BROADCOM CORPORATION
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

292475209
(CUSIP Number of Class of Securities)

Arthur Chong, Esq.
Broadcom Corporation
5300 California Avenue
Irvine, California 92617
Telephone: (949) 926-5000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)

With Copy to:
Kenton J. King, Esq.
Leif B. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, California 94301
Telephone: (650) 470-4500

CALCULATION OF FILING FEE

Transaction Valuation*: $879,004,402.75	Amount of Filing Fee**: $49,048.45

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 95,027,503 shares of common stock, par value $0.10 per share, of Emulex Corporation at the tender offer price of $9.25 per share of common stock. Based upon information contained in Emulex Corporation’s Quarterly Report on Form 10-Q filed with the SEC on April 29, 2009, there were 82,615,831 Shares outstanding as of April 22, 2009 and a maximum of 12,411,672 Shares issuable pursuant to outstanding stock options as of March 29, 2009, of which 100 Shares are owned by Broadcom Corporation (and are not included for purposes of calculating the number of Shares outstanding).

**	The amount of filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 For Fiscal Year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals $55.80 per $1,000,000 of the transaction value.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$49,048.45	Form or registration no.:	Schedule TO
Filing Party:	Broadcom Corporation Fiji Acquisition Corporation	Date Filed:	May 5, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (the “Amended Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 5, 2009 (the “Schedule TO”) by Broadcom Corporation, a California corporation (“Parent”) and Fiji Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Parent, relating to the offer by Purchaser to purchase all of the issued and outstanding shares (the “Common Shares”) of common stock, par value $0.10 per share, of Emulex Corporation, a Delaware corporation (the “Company”), including all associated preferred stock purchase rights (the “Rights”, and together with the Common Shares, the “Shares”) issued under the Rights Agreement, dated as of January 15, 2009, between the Company and Mellon Investor Services LLC, other than Shares owned by Purchaser (and/or Parent or any of Parent’s subsidiaries) for $9.25 net per Share in cash (less applicable withholding taxes and without interest). The terms and conditions of the offer are described in the Purchaser’s Offer to Purchase, dated May 5, 2009 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the instructions thereto (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amended Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amended Schedule TO and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.

Items 1 through 6, 8 and 11 of the Schedule TO are hereby amended and supplemented as follows:

(1) Each reference to “sole discretion” is replaced with a reference to “reasonable discretion” in each of the following places in the Offer to Purchase: (a) in clauses (ii) and (iii) in the first paragraph of the Cover Page; (b) under “What are the most significant conditions of the offer?” in the Section “Summary Term Sheet;” and (c) in clauses (ii) and (iii) in the fourth paragraph in the Section “Introduction.”

(2) The phrase “expected value to Parent” is replaced with the phrase “expected economic value to Parent” in the following places in the Offer to Purchase: (a) in clause (vi) in the first paragraph of the Cover Page; (b) under “What are the most significant conditions of the offer?” in the Section “Summary Term Sheet;” (c) the sentence immediately preceding the parenthetical in clause (vi) in the fourth paragraph in the Section “Introduction;” and (d) in clause (f)(vi) in Section 14 (“Certain Conditions of the Offer”).

(3) The sentence “Purchaser believes that the Board has a fiduciary obligation to approve the Offer and take any action necessary to satisfy the Section 203 Condition, the Rights Condition, the Second-Step Merger Condition and the other conditions to the extent that it is within the Board’s power to do so and Purchaser hereby requests that the Board do so.” is deleted in its entirety in the following places in the Offer to Purchase: (a) in the Section “Introduction;” and (b) in Section 11 (“Purpose of the Offer; Plans for the Company After the Offer and the Merger”).

(4) The sentence “On May 15, 2009, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, reporting that the Company’s board of directors had unanimously determined to recommend that the Company’s stockholders reject the Offer and not tender their Shares in the Offer” is added in the following places in the Offer to Purchase: (a) immediately before the sentence “See the ‘Introduction.’” under “What does the board of directors of Emulex think of the offer?” in the Section “Summary Term Sheet;” and (b) after the last sentence of the seventh paragraph in the Section “Introduction.”

(5) Each reference to “Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549” in Section 7 (“Certain Information Concerning the Company”) of the Offer to Purchase is replaced in its entirety with the following reference: “Station Place, 100 F Street, N.E., Washington, D.C. 20549.”

(6) Each reference to “, to the best knowledge of Purchaser,” in Section 8 (“Certain Information Concerning Purchaser and Parent”) of the Offer to Purchase is deleted.

(7) The following new paragraphs are added after the final paragraph in Section 10 (“Background of the Offer; Contacts with the Company”):

“On May 15, 2009, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, reporting that the Company’s board of directors had unanimously determined to recommend that the Company’s stockholders reject the Offer and not tender their Shares in the Offer.

On May 15, 2009, the Company filed a complaint in the United States District Court for the Central District of California Southern Division against Parent and Purchaser (Emulex Corporation v. Broadcom Corporation and Fiji Acquisition Corporation, No. SACV09-588 AG (MLGx)) alleging violations of Sections 14(a) and 14(e) of the Exchange Act and Rules 14a-9 and 14e-3 under the Exchange Act. The Company seeks declaratory and injunctive relief requiring Parent and Purchaser to issue corrective disclosures to the Offer and the Consent Solicitation and enjoining the Offer and the Consent Solicitation until 60 days following the issuance of such corrective disclosure. Each of Parent and Purchaser intends to vigorously defend against these claims.

On May 15, 2009, the Company filed a preliminary consent revocation statement on Schedule 14A opposing the Consent Solicitation and soliciting revocation of any consents obtained pursuant to the Consent Solicitation.”

(8) Except as used in the following phrase “there shall have been action taken or any statute, rule, regulation, judgment, order, decree, injunction, legislation or interpretation” in clause (c) in Section 14 (“Certain Conditions of the Offer”) of the Offer to Purchase, each reference to “judgment” in Section 14 thereof is replaced with “reasonable judgment.”

(9) The following new sentence is added at the end of the final paragraph in Section 15 (“Certain Legal Matters and Requlatory Approvals”): “On May 5, 2009, the Court of Chancery ordered a trial date set for July 8-10, 2009.”

(10) The following new paragraphs are added after the final paragraph in Section 15 (“Certain Legal Matters and Regulatory Approvals”):

“On May 15, 2009, the Company filed a complaint in the United States District Court for the Central District of California Southern Division (the “Complaint”) against Parent and Purchaser (Emulex Corporation v. Broadcom Corporation and Fiji Acquisition Corporation, No. SACV09-588 AG (MLGx)) alleging violations of Sections 14(a) and 14(e) of the Exchange Act and Rules 14a-9 and 14e-3 under the Exchange Act. The Company seeks declaratory and injunctive relief requiring Parent and Purchaser to issue corrective disclosures to the Offer and the Consent Solicitation and enjoining the Offer and the Consent Solicitation until 60 days following the issuance of such corrective disclosure. The description of the Complaint herein is qualified in its entirety by the copy of the Complaint attached as Exhibit (a)(5)(F) hereto.

The Complaint, alleges, among other claims, that the Company and its partner ServerEngines have recently secured “design wins” with original equipment manufacturers (“OEMs”) for its converged network adapter (“CNA”) technology that “will produce substantial revenue” in the future. The Company has made similar allegations in its Solicitation/Recommendation Statement on Schedule 14D-9 and its Preliminary Consent Revocation Statement on Schedule 14A:

“The Offer is opportunistic, given that Broadcom was aware of significant new non-public design wins by the Company in converged networking, prior to making its proposal on April 21, 2009.

• The Company’s Recent Convergence Contract Wins. In the past six months, the Company has proven its leadership potential in the converged networking market by achieving 12 new design wins in this rapidly growing market. In several of these competitive bid opportunities, the Company unseated the incumbent Ethernet product suppliers. Broadcom was uniquely aware of these unannounced design wins as several of them came at their expense. These design wins, expected to result in multi-million dollar opportunities, include:

•	Five Tier-1 10GB/s Ethernet Network Interface Card placements

•	Three 10Gb/s iSCSI placements

•	Four 10Gb/s FCoE CNA placements

• Meaningful Financial and Market Share Contributions from Converged Networking Within the Next Year. The Company’s recent contract wins in the converged networking market are anticipated to begin shipment starting in the third calendar quarter of 2009 and to have a significant impact on the Company’s revenues beginning in calendar year 2010. The Company anticipates that this is a first-mover advantage that will allow it to sustain a high level of penetration within the subject platforms, each with a long lifecycle. In addition, the Company believes that these contract wins will allow it to capture a significant share of the converged networking market, which will contribute meaningful incremental revenues to the Company’s already significant market share in the fibre channel market.

• Broadcom has Access to Information not Available to the Company’s Stockholders. The Company’s market valuation prior to Broadcom’s proposal on April 21, 2009 did not reflect the long-term value potential of the contract wins described above. Moreover, the Company is precluded from communicating further information on the scope and nature of its contract wins. However, due to its participation in the proposal process for the contract wins, Broadcom is aware of such specific information, which is confidential and not available to the market or the Company’s stockholders and thus does not allow the Company’s stockholders to further assess the potential benefits of such wins.”

In the Complaint, the Company makes additional assertions regarding the design wins (the “Design Win Claims”), including the following:

•	“As Broadcom is uniquely positioned to know, Emulex has been obtaining design wins with original equipment manufacturers (“OEMs”) for its CNA chip. Some of these wins have been for applications which have traditionally used Broadcom’s Ethernet technology.”

•	“...OEMs require confidentiality of design wins so that Emulex is limited in how much it can tell the market about its design wins — or Broadcom’s design losses ...”

•	“...design wins take time, often twelve to eighteen months, before they are translated into revenue ...”

•	“...Broadcom well knows that design wins provide future as opposed to immediate revenue, and that Emulex’s design wins will produce substantial revenue.”

•	“Broadcom describes the importance of having CNA technology, but intentionally gives the impression to Emulex’s shareholders that Emulex will not be a competitor in the market without combining with Broadcom ...”

•	“...without disclosing that Broadcom is well aware of Emulex’s tremendous success with CNA technology and it is Broadcom — not Emulex — that will be left in the dust if it does not acquire Emulex and its technology.”

•	“[ServerEngines has] now elected to partner with Emulex and, within the last few months, they have developed, marketed, and won a series of design wins with major OEM manufacturers over Broadcom with their jointly developed technology and products.”

•	“In the letter, Broadcom’s President and Chief Executive Officer, Scott McGregor, stated, among other things, that: ‘[t]he architecture of data centers is evolving rapidly, and customers’ desire for system consolidation is driving the need for converged networking solutions where multiple traffic types — such as network, storage and clustering — are all carried over a single network infrastructure.’ This statement, particularly when coupled with contemporaneous statements, is misleading because, among other things, it suggests that networking hardware manufacturers’ ‘desire for system consolidation’ is something that Emulex can only satisfy by merging its Fibre Channel technology and products with Broadcom’s Ethernet technology and products.”

•	“Indeed, Emulex already has racked up twelve new design wins in the rapidly growing CNA market. Although specific design wins are subject to nondisclosure agreements with Emulex’s customers, unlike the market as a whole, Broadcom knows about them because Broadcom participated in the proposal process for many of these design opportunities, and thus many of Emulex’s design wins were achieved over Broadcom.”

•	“Because Emulex enjoys a technological lead in the market, it likely will capture a significant share of the CNA market and imperil Broadcom’s position as the leading provider of Ethernet networking.”

•	“The Defendants’ Consent Solicitation and Offer to Purchase also misrepresent the competitive necessity for an Emulex-Broadcom combination.”

•	“A combination of Emulex’s technology with Broadcom’s may be necessary for Broadcom, which has no similar technology or convergent networking products, but it is not necessary for Emulex, as its product line is already integrated, and no further integration is necessary.”

•	“Similarly, in a conference call with analysts on April 21, 2009, Broadcom’s President and CEO, Scott McGregor, stated that: ‘[o]ne of the challenges I think customers face is that today in the market there are people who are really good at Fibre Channel and there are people who are really good at Ethernet and no one who is good at both.’ This statement is false or misleading because, as demonstrated by Emulex’s recent design wins, including those in direct competition with Broadcom, Emulex and ServerEngines already have developed marketable FCoE technology and, hence, already were ‘good at both.’ ”

•	“Although Defendants state that they have no ‘current plans or proposals which relate to or would result in ...(v) any material change in the Company’s corporate structure or business,’ Emulex is informed and believes that Broadcom’s true purpose is to remove Emulex competition from the marketplace and provide a path for Broadcom to maintain a dominant position for its Ethernet technology.”

•	“As a direct competitor, Broadcom knows — but fails to disclose — that a design win is the first critical step in a collaborative product development effort with Emulex’s customers. That development effort typically takes nine to twelve months and revenues relating to sales of the product typically are not realized for a year or more. Thus, at the same time Defendants are telling Emulex’s stockholders to sell now because they will never realize the benefit of the Company’s technological advantage, Defendants know that very substantial revenues from Emulex’s recent design wins are already in the pipeline — all at a time when Broadcom’s own revenues decreased approximately 17% during the last fiscal quarter and Broadcom has not been able to compete effectively with Emulex in the all-important CNA market.”

Parent and Purchaser note that with respect to such Design Win Claims, Emulex has asserted that, together with its partner ServerEngines, it has made twelve (12) new design wins in the converged network adapters (“CNA”) segment. Parent and Purchaser acknowledge that it has competed with ServerEngines for design projects that were ultimately won by ServerEngines and Emulex joint proposals. However, neither Parent nor Purchaser knows what portion of the revenue, if any, in connection with any such design win would be shared by ServerEngines with Emulex, because they do not know the terms of any agreement between ServerEngines and Emulex or the terms of any agreement between ServerEngines/Emulex and the OEMs from which such design wins were gained, as the terms of any such agreements have not been made public or shared with Parent or Purchaser. Parent and Purchaser also note that they have no knowledge of the amount by which these design wins may increase Emulex’s revenue, gross margins, income or other financial results, but as a stockholder of Emulex Parent would welcome Emulex to share such information on an aggregated basis so Parent and other Emulex stockholders can take that information into consideration.

In addition, the Complaint alleges that Parent’s history of layoffs of employees of acquired companies makes its statements regarding the opportunity for Emulex employees post acquisition false and misleading (the “Employee Claims”). Specifically in the Complaint, the Company makes the following additional assertions regarding the Employee Claims:

•	“Broadcom also misrepresents that Emulex employees will have better opportunities if Broadcom acquires Emulex ...”

•	“...Broadcom fails to disclose that employees of companies acquired by Broadcom in the past have not been uniformly well treated, and that Broadcom has laid off large numbers of such employees while misrepresenting its intentions.”

•	“Broadcom also noted in its in its May 5th press release, attached to its concurrent 8-K filing, that Broadcom’s proposal would ‘provide significant benefits to customers and employees alike.” A brief review of Broadcom’s historic treatment of newly acquired companies suggests that these statements are, indeed, false and far from Broadcom’s actual plans for Emulex and its talented employees.”

•	“During 2000, Broadcom made a series of acquisitions, promising at the time, the creation of tremendous synergies and product combinations between Broadcom and such companies and their employees, only to shortly thereafter gut them of their technology and cast off much of their workforce.”

•	“Broadcom’s acquisitions of three such companies, BlueSteel Networks (‘BlueSteel’), NewPort Communications, Inc. (‘NewPort’), and Silicon Spice, Inc. (‘Silicon Spice’), provide examples of the stark contrast between Broadcom’s pre-acquisition statements and the harsh reality of its post-acquisition conduct. ... Only months after these acquisitions and continuing for a year thereafter, however, Broadcom began firing hundreds, and then thousands, of workers, thereby virtually gutting the workforces at BlueSteel, NewPort, and Silicon Spice to slash costs ‘in the face of declining sales.’”

•	“The real bloodshed, however, occurred shortly thereafter in November of 2002. As reported by the EE/Times in its November 22, 2002 article entitled: ‘Broadcom ’wipes out’ key chip units in layoff, report says,’ Broadcom abruptly terminated yet another 10% of its workforce. The terminations ‘completely wiped out’ Broadcom’s voice-enabled packet processor security IC, and SONET/SDH chip operations.”

•	“In a familiar story, McGregor announced his strategy to deal with this problem: ‘Broadcom’s key goals for 2009 are to manage costs ... [including] a reduction in our workforce.’ Orange County Register, Broadcom to cut 200 workers on $159 million quarterly loss, January 29, 2009.”

With respect to such Employee Claims, Purchaser and Parent note that Parent has retained approximately 81% of the employees that have joined Parent via the eighteen (18) acquisitions it has made since January 2004. Moreover, in Emulex’s own Schedule 14D-9, it touts its recent 10% headcount reduction. In total, Parent and Purchaser see no merit to Emulex’s argument that it offers better opportunities to employees on this record.”

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

(a)(5)(F)	Complaint for Violations of Securities Laws (Case No. SACV09-588 AG (MLGx)) filed by Emulex Corporation against Broadcom Corporation and Fiji Acquisition Corporation in the United States District Court for the Central District of California Southern Division on May 15, 2009

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROADCOM CORPORATION

By:	/s/ Eric K. Brandt
Name:     Eric K. Brandt

Title:	Senior Vice President and Chief Financial Officer

FIJI ACQUISITION CORPORATION

By:	/s/ DeAnn Work
Name:     DeAnn Work

Title:	Vice President and Secretary

Date: May 18, 2009